

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 22, 2009

Via U.S. Mail

Nicholas D. Chabraja
Chairman and Chief Executive Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

> **Re:** **General Dynamics Corporation**
> **Form 10-K**
> **Filed: February 20, 2009**
> **File No. 001-03671**

Dear Mr. Chabraja:

We have reviewed your responses to the comments in our letter dated June 17, 2009 and have the following comments in response.

General

1. We note that in your response to prior comment 1, you include revenue amounts for services provided by Jet Aviation to entities owned by the Iranian government and Sudanese aviation authorities since January 1, 2009. Please also provide the amount of revenues for services to the three aviation services providers in Syria and for aircraft maintenance support services provided to customers in Syria. In addition, please tell us the amount of revenues Jet Aviation received for services provided in connection with Iranian, Syrian and Sudanese contacts for the last three fiscal years and tell us whether their activities in these countries will continue in the future.

2. Please tell us whether any of the services or products Jet Aviation provides in connection with activities in these countries involve navigation equipment or systems or airborne communication equipment.

3. We note the last sentence in your response to prior comment 1. Please discuss the reasons you do not believe disclosure is warranted as to any specific material investment risk to shareholders including risks to the company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Iran or Syria.

Schedule 14A

2008 Bonuses and 2009 Equity Awards, page 28

4. We note your response to prior comment 6 and understand you did not deem orders and sales targets material elements in the consideration of your 2008 bonus awards. So that we can better understand your position, please provide us with your analysis of why you did not consider those targets material. Include in your analysis why you believe the other targets that were disclosed did, comparatively, constitute material elements of the ultimate award decisions. Alternatively, please confirm that you will, in future filings, disclose the orders and sales performance targets discussed on page 20 of your Schedule 14A as well as any other targets that may be used in the award-making process for named executive officers.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please feel free to contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney – Advisor